Exhibit (a)(5)(I)

Filed 12 November 19 P4:13 John Warren County Clerk Dallas County

No.		CC-12-07000-E

SERGIO GROBLER, on behalf of himself	:	IN THE COUNTY COURT AT LAW NO. 5 DALLAS COUNTY, TEXAS
and all others similarly situated,	:
:
:
Plaintiff,	:
:
:
vs.	:
:
TITANIUM METALS CORPORATION,	:
KEITH R. COOGAN, GLENN R.	:
SIMMONS, HAROLD C. SIMMONS,	:
THOMAS P. STAFFORD, STEVEN L.	:
WATSON,TERRY N. WORRELL, PAUL J.	:
ZUCCONI, PRECISION CASTPARTS	:
CORP., and ELIT ACQUISITION SUB	:
CORP.,	:
:
Defendants.	:	DEMAND FOR JURY TRIAL
:
:

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY

Plaintiff, by his undersigned attorneys, alleges upon personal knowledge with respect to himself, and upon information and belief as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought by plaintiff on behalf of himself and the public shareholders of Titanium Metals Corporation (“TIMET” or the “Company”) against TIMET, the directors of TIMET, Precision Castparts Corp. (“Precision”), and ELIT Acquisition Sub Corp. (“ELIT”) arising out of Precision’s proposed acquisition of the Company (the “Proposed Transaction”). In pursuing the Proposed Transaction, each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiff and the other public shareholders of TIMET.

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – PAGE 1

2. On November 9, 2012, TIMET announced that it had entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which Precision will acquire all of TIMET’s outstanding shares of common stock for $16.50 per share in cash (the “Offer Price”). The deal, which has been approved by TIMET’s Board of Directors (the “Board”), is valued at approximately $2.9 billion.

3. Under the terms of the Merger Agreement, Precision will commence by November 20, 2012 an all-cash tender offer (the “Tender Offer”) to acquire 100 percent of the outstanding common stock of TIMET for $16.50 per TIMET share, net to the tendering holder in cash. Precision will acquire any TIMET shares that are not purchased in the tender offer in a second-step merger, at the same price per share paid in the Tender Offer. The Tender Offer is expected to be completed in December 2012, subject to fulfillment of certain closing conditions.

4. The Proposed Transaction was announced at a time when TIMET, which supplies one-fifth of the world’s titanium, is poised for substantial growth. TIMET is a major supplier to the aerospace industry, and many new jet engine and airplane designs, including the Boeing 787 Dreamliner, are incorporating more titanium into their production. TIMET supplies titanium to Boeing, and Boeing plans to boost output by more than 60% through 2014.

5. TIMET’s stock has been depressed throughout much of 2012 due to temporary fluctuations in inventory levels in the aerospace industry supply chain. When compared to TIMET’s share price earlier this year, the premium offered by the Proposed Transaction is basically zero (less than half of 1% premium compared to TIMET’s stock price of $16.42 per share on January 19, 2012). Further, the Proposed Transaction represents a significant discount of 18% to where TIMET shares have traded within the last 18 months. (TIMET’s share price was valued as high as $20.30 per share on May 3, 2011.)

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6. In order to complete the Tender Offer, the Merger Agreement requires the tender of the majority of the outstanding shares of Company common stock not owned or controlled by Harold Simmons (“H. Simmons”), who controls 54% of TIMET through stock owned by him and his affiliated entities. Thus, of the approximately 46% of the Company not owned by H. Simmons or his affiliates, only half of those shareholders (23% of the Company’s outstanding shares) will be deciding the fate of the Company. However, this choice is illusory. In reality, the minority shareholders have no choice but to accept the current deal, since H. Simmons has decided to sell his shares to Precision and to no other Company. To date, there is no evidence that the Company has been shopped to other bidders, and thus the minority shareholders have no other choice but to tender their own shares as part of the Proposed Transaction.

7. Additionally, the Proposed Transaction has been propitiously timed to escape the effects of recent settlements (the “settlements”) in two shareholder derivative lawsuits. The derivative suits alleged that H. Simmons repeatedly pushed TIMET into costly transactions for the benefit of other companies he owns or controls. These questionable moves included below-market-rate loans made to the related companies, complex insurance arrangements and other cost-sharing programs, and situations where TIMET overpaid for stock in its sister companies. The settlements require the Board to establish an independent committee of directors to review these deals, issue a report, and take corrective measures to remedy the problems. With the announcement of the Proposed Transaction, announced exactly one month after the settlement of the derivative suits, the Individual Defendants are essentially attempting to dodge all responsibility related to the settlements by selling the Company to Precision.

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8. Furthermore, and in violation of the duty of the Individual Defendants to maximize shareholder value, the Merger Agreement contains terms designed to favor the Proposed Transaction and deter alternative bids. These deal preclusive provisions include a termination fee which may require the Company to pay $101 million, or approximately 3.5% of the Proposed Transaction value, to Precision in the event that TIMET accepts a competing proposal or otherwise terminates the Proposed Transaction. The Merger Agreement also contains a matching rights provision, whereby Precision is permitted to match any superior proposals from third party bidders within five business days of the making of any such offers. In light of these matching rights, third party bidders are unlikely to come forward with a bid for TIMET, as Precision is expressly provided the chance to match any takeover proposals.

9. The consideration that Precision has offered to members of the Class in the Tender Offer is unfair and inadequate because, among other things, the intrinsic value of TIMET’s publicly owned stock is materially in excess of the amount offered, giving due consideration to the Company’s growth and anticipated operating results, net asset value and future profitability. The Proposed Transaction is the product of a flawed process that is designed to ensure the sale of TIMET to Precision on terms preferential to Precision, but detrimental to plaintiff and the other public stockholders of TIMET. As set forth herein, Plaintiff seeks to enjoin Defendants from proceeding with the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from Defendants’ wrongful conduct.

PARTIES

10. Plaintiff is and has been at all times relevant hereto, a TIMET shareholder.

11. Defendant TIMET is a Delaware Corporation headquartered in Dallas, Texas. TIMET is a leading worldwide producer of titanium metal products. According to the Company,

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TIMET is the only titanium producer with major titanium production facilities in both the United States and Europe, the world’s principal markets for titanium consumption. The Company is currently the largest U.S. producer of titanium sponge, a key raw material, and a major recycler of titanium scrap. It may be served with process through its registered agent Corporation Service Company, 2711 Centerville Rd., Suite 400, Wilmington, Delaware 19808.

12. Defendant Harold C. Simmons (“H. Simmons”) is a member of the Board and has been a director of the Company since 2004. H. Simmons served as the Company’s Chief Executive Officer (“CEO”) from 2005 to 2006 and as Vice Chairman of the Board from 2004 to 2005. H. Simmons, through various persons and/or entities related to and/or controlled by him, including Contran Corp., owns approximately 54.1% of TIMET’s common stock. H. Simmons is also Chairman of the Board of: (1) Valhi, Inc. (“Valhi”), a diversified holding company engaged in the manufacture of titanium dioxide pigments through its majority interest in Kronos Worldwide, Inc. (“Kronos”), the manufacture of ergonomic computer support systems, precision ball bearing slides, and security products through its majority interest in CompX International Inc. (“CompX”) and in waste management; (2) Contran, a diversified holding company; and (3) NL Industries, Inc. (“NLI”). H. Simmons is also the CEO of NLI and the Chairman of the Board and CEO Kronos. H. Simmons is the brother of defendant Glenn R. Simmons. Defendant H. Simmons may be served with process at 5915 Deloache Avenue, Dallas, TX 75225.

13. Defendant Glenn R. Simmons (“G. Simmons”) is a member of the Board and has been a director of the Company since 1999. G. Simmons is the brother of H. Simmons. G. Simmons is Chairman of the Board of Keystone Consolidated Industries, Inc. (“Keystone”) and CompX, Since 1987, G. Simmons has been Vice Chairman of the Board of Valhi and Contran. G. Simmons has been an executive officer and/or director of various companies affiliated with Valhi and Contran since 1969. G. Simmons is also a director of NLI and Kronos. Defendant G. Simmons may be served with process at 3752 Armstrong Avenue, Dallas, TX 75205.

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14. Defendant Thomas P. Stafford (“Stafford”) is a member of the Board and has been a director of the Company since 2006. Stafford is chairman of the Company’s audit committee, management development and compensation committee, and nominations committee. Stafford previously served on the Board from 1996 until 2003. Stafford currently serves on the board of NLI. Defendant Stafford may be served with process at 1409 Glenbrook Drive, Oklahoma City, OK 73118.

15. Defendant Keith R. Coogan (“Coogan”) is a member of the Board and has been a director of the Company since 2006. Coogan serves on the Company’s audit committee, and management development and compensation committee. Coogan also serves as a director of Kronos and was a director of CompX from 2002 to 2006 and Keystone from 2003 to 2005. Defendant Coogan may be served with process at 5209 Englenook Court, Plano, TX 75023.

16. Defendant Steven L. Watson (“Watson”) is a member of the Board and has been a director of the Company since 2000. Watson has served as Vice Chairman of the Board since 2005 and as CEO from 2006 to 2009 and as President during 2006. Watson has been President and a director of Contran and President, CEO and a director of Valhi. He has also served as CEO of Kronos since 2009 and its Vice Chairman since prior to 2006. Watson has served as a director of CompX, Keystone and NLI since prior to 2006. Watson has served as an executive officer and/or director of various companies affiliated with Contran and Valhi wince 1980. Defendant Watson may be served with process at 6050 Mimosa Lane, Dallas, TX 75230.

17. Defendant Terry N. Worrell (“Worrell”) is a member of the Board and has been a director of the Company since 2007. Worrell is a member of the Company’s audit

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committee, management development and compensation committee, and nominations committee. Worrell is also a director of NLI. Defendant Worrell may be served with process at 6909 Vassar Avenue, Dallas, TX 75205.

18. Defendant Paul J. Zuconi (“Zucconi”) is a member of the Board and has been a director of the Company since 2002. Zucconi is a member of the Company’s audit committee. Defendant Zucconi may be served with process at 2801 Mill Haven Court, Plano, TX 75093,

19. Defendant Precision is an Oregon corporation headquartered in Portland, Oregon, that manufactures and sells metal components and products worldwide, Precision is the world leader in structural investment castings, forged components, and airfoil casting for aircraft engines and industrial gas turbines. The company operates through three segments: Investment Cast Products, Forged Products, and Fastener Products. It may be served with process at 4650 S.W. Macadam Ave., Suite 400, Portland, Oregon 97239

20. Defendant ELIT is a Delaware corporation, and is a wholly owned subsidiary of Precision formed for the purpose of effectuating the Proposed Transaction. It may be served with process through its registered agent National Registered Agents, Inc., 160 Greentree Dr., Suite 101, Dover, Delaware 19904.

21. The Defendants named above in ¶¶ 12 through 18 are sometimes collectively referred to herein as the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action on his own behalf and as a class action pursuant to Delaware Court of Chancery Rule 23, on behalf of all holders of TIMET stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

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23. This action is properly maintainable as a class action.

24. The Class is so numerous that joinder of all members is impracticable. According to the Company’s latest Form 10-Q filed with the SEC, TIMET has approximately 175 million shares of common stock outstanding, likely owned by thousands of shareholders.

25. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) Whether defendants have breached their fiduciary duties with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) Whether the Precision defendants have aided and abetted such breaches; and

(c) Whether plaintiff and the other members of the Class will be damaged irreparably by defendants’ failure to take action designed to obtain the best value for the public shareholders’ interest in TIMET.

26. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

27. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

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28. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

29. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

Background

30. TIMET produces and sells titanium melted and mill products. The Company produces titanium sponge; melted products, such as ingots, electrodes and slabs; mill products, including billets, bars, plates, sheets, strips, and pipes; fabrications, such as spools, pipe fittings, manifolds, and vessels; and titanium scrap and titanium tetrachloride. The Company serves the commercial aerospace and military sectors, and also serves desalination, chemical, oil and gas, consumer, sporting goods, healthcare, automotive, and power generation industries in the United States and Europe. TIMET supplies nearly one-fifth of the world’s titanium.

31. The long term prospects for TIMET’s products and finances are good. Analyst Stephen Levenson of Stifel Nicolaus predicts rising demand for titanium, with most of the increased demand coming from the aerospace market. Because titanium is as strong as steel but only half the weight, many new plane designs, including the Boeing 787 Dreamliner, use more titanium than the planes that are being replaced. Jet engine technology also uses titanium for many critical parts, and only two companies, TIMET and Allegheny Technologies, supply the melted titanium products needed for those jet engine parts.

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32. A November 12, 2012 article in Bloomberg noted that Boeing is TIMET’s second-biggest customer by revenue, and that the Boeing 787 is a key platform for the Company. The article stated that Boeing planned to boost output by more than 60% through 2014, increasing production from about five planes a month to ten a month. Boeing currently has a backlog of 805 orders for the aircraft. Robert Spingarn, an analyst at Credit Suisse, commented, “With build rates at historical highs and key new programs now further along, 2013 engine shipment for titanium mill product should see double-digit growth.”

33. On February 29, 2012, the Company issued a press release announcing its 2011 fourth quarter and year-end financial results, highlighting its long term prospects. The press release stated, in pertinent part:

DALLAS, TEXAS . . . February 29, 2012 . . . Titanium Metals Corporation (“TIMET” or the “Company”) (NYSE: TIE) reported net income attributable to common stockholders of $28.6 million, or $0.16 per diluted share, for the quarter ended December 31, 2011, compared to $23.3 million, or $0.13 per diluted share, for the quarter ended December 31, 2010. Net income attributable to common stockholders for the year ended December 31, 2011 was $114.0 million or $0.64 per diluted share, compared to $80.6 million or $0.45 per diluted share for the year ended December 31, 2010.

The Company’s net sales were $258.7 million for the fourth quarter of 2011 compared to $217.3 million for the fourth quarter of 2010, and full year net sales were $1,045.2 million in 2011 compared to $857.2 million in 2010. The increase in net sales was principally the result of increased sales volumes for melted and mill products, partially offset by lower average selling prices for mill products during 2011. The Company’s shipment volumes increased for mill products for the fourth quarter and full year 2011, reflecting improved demand within the commercial aerospace sector as manufacturing activity and inventory levels within the supply chain continued to increase and improved demand for certain industrial products. The decrease in average selling prices for mill products is primarily due to relative changes in product mix, with increased sales of industrial products in 2011 which are generally project-oriented and sell at lower prices than more complex aerospace grade products with higher alloy content.

Operating income for the fourth quarter of 2011 was $44.5 million compared to $33.9 million during the same period in 2010, and operating income for 2011 was

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$174.6 million compared to $120.8 million during 2010. Operating income for the fourth quarter and full year 2011 reflects higher mill product sales volume and the related favorable impact on per-unit manufacturing cost of increased utilization of our manufacturing capacity, offset by the relative change in product mix. Operating income for 2011 includes a $10.6 million ($0.04 per diluted share) gain realized in the first quarter on settlement of a claim to recover certain groundwater remediation costs.

Bob O’Brien, President and CEO, said, “Demand for our products has been strong throughout the year, with record shipments of both melted and mill products. Our commercial aerospace customers have significantly increased their purchasing activity throughout the year due to increasing build rates for legacy and next generation models and replenishment and growth of inventory to support the estimated timelines for fleet replacement and aircraft production. Order activity has continued to increase into 2012, with backlog at the end of 2011 approximately 33% higher than end of 2010.

“During the year, we continued expanding and extending our long term supply agreements with many of our customers including Boeing, Rolls Royce, Pratt & Whitney, GE Aircraft Engines, Sikorsky and others, in most cases extending these agreements through 2017 or 2020. These agreements continue to secure a significant share of the titanium requirements for the aerospace market and provide us with major positions on key growth platforms such as the Boeing 787, Airbus A380 and A350 XWB, Boeing 737 MAX and Airbus A320 NEO and JSF. Many of these agreements also include joint technology research cooperation agreements, making TIMET a preferred partner in the development of new titanium technology applications for these customers’ current and future programs.

“We also continue to enhance our production capacities and capabilities and extend our product technology. In the fourth quarter of 2011, we acquired certain assets, intellectual property and know-how that will provide the capability to manufacture high quality titanium and other specialty alloy PREP® powder. Construction is underway to upgrade and install the equipment, and we expect the powder facility to be operational by the second half of 2012. With the acquired assets and our existing technical resources and industry expertise, TIMET will develop a unique capability to consistently produce high quality titanium powder that our customers require to efficiently achieve near-net-shape manufacturing of complex parts. We have also commissioned the addition of a plasma cold hearth melt furnace at our facility in Morgantown, Pennsylvania, currently expected to be completed in 2013. The plasma melting technology will enhance our capabilities to meet the growing demand for complex, high-temperature alloys utilized more extensively in new generation aircraft engines and will complement our extensive electron beam and vacuum arc remelt capabilities.

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“Strong commercial aircraft order backlog, together with continued development and production of next generation aircraft and the re-introduction of legacy aircraft with new fuel efficient engines, signal that the industry has entered the sustained growth period that industry experts have forecasted. The most recent industry forecast indicates record aircraft deliveries in each of the next three years and a record number of total aircraft expected to be produced over the next 10 years. We believe that the financial strength and operating flexibility we have established over the past several years position us to take advantage of these opportunities.”

34. Similar to the February 29, 2012 press release, on May 8, 2012, the Company issued a press release announcing its financial results for the first quarter of 2012, reporting year over year increases in net income, net sales and operating income. Commenting on the results, Bob O’Brien (“O’Brien”), TIMET’s President and CEO, stated:

The continued development and production of next generation aircraft, combined with the resurgence in orders for recently reintroduced legacy models with new engines engineered for improved fuel efficiency and a strong OEM order backlog, are indicators that our industry has entered the sustained growth period forecasted by industry experts. Aircraft deliveries over a longer time horizon are also expected to remain strong as fuel efficiency and expansion of the global fleet in developing areas, such as Asia, the Middle East and South America, support future demand. Based on current industry dynamics, we expect continued strong commercial aerospace mill product deliveries for the remainder of the year and foreseeable future.

We have been successful over the past several years in establishing significant manufacturing and raw material flexibility and cost efficiencies throughout our manufacturing processes and together with the benefit of our customer long-term agreements, believe these core strengths will serve us well in the current environment of strong demand.

35. On August 8, 2012, the Company issued a press release announcing its financial results for the second quarter of 2012, reporting increased year over year net sales. Commenting on the results, O’Brien stated:

We remain confident in a sustained growth pattern over the next several years in the commercial aerospace sector as the projected timelines for global fleet replacement and expansion are expected to generate significant titanium demand for our business in the years to come. Temporary fluctuations in inventory levels in the aerospace supply chain and the project-oriented demand from the industrial

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sector may periodically impact our near-term demand, but we believe our customer supply agreements, which secure major positions on the engines and structures for key growth platforms, will bolster our core aerospace business for the foreseeable future.

36. On November 9, 2012, TIMET issued a press release announcing its financial results for the third quarter of 2012. Reiterating his previous comments in the press releases referenced above, O’Brien continued to extol TIMET’s growth prospects, stating in part:

The commercial aerospace sector is poised for sustained growth over the next several years as announced production rates for next-generation airframes and engines are achieved. Record backlogs for commercial aircraft manufacturers reflect the demand for global fleet replacement and expansion, which will drive significant titanium demand for our business for years to come. This long-term growth pattern is unaffected by temporary fluctuations in inventory levels in the aerospace supply chain and the project-oriented demand from the industrial sector that may affect the industry from time to time. We believe our customer supply agreements, which secure major positions on the engines and structures for key growth platforms, will bolster our core aerospace business for the foreseeable future. To position ourselves for the expected demand growth under these platforms as the global fleet expands, we have several capital projects in progress to increase melt capacity and capability, and to improve efficiency at facilities in the U.S. and abroad, with completion expected to coincide with the significant ramp up of production.

37. Though the Company reported a decrease in year-over-year net income, net sales, and operating income for the third quarter of 2012, the decrease was attributed to reduced volumes for industrial-grade products, which were partially offset by increased average selling prices. As noted in O’Brien’s comments referenced above, these temporary fluctuations in inventory levels were not expected to affect the Company’s long-term growth prospects.

38. Throughout much of 2011, TIMET’s stock traded for over $18.00 per share, with a high of $20.60 on February 17, 2011. Shares of TIMET traded at depressed levels throughout much of 2012, due in part to the temporary fluctuations in demand noted by O’Brien.

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The Proposed Transaction

39. Just as shareholders were looking forward to reaping the profits of the increasing demand for titanium products, Precision issued a press release on September 8, 2011, announcing the Proposed Transaction. The press release stated, in pertinent part:

DALLAS, TEXAS . . . November 9, 2012 . . . Titanium Metals Corporation (“TIMET”) (NYSE: TIE) today announced that it has entered into a definitive merger agreement under which Precision Castparts Corp. (“PCC”) (NYSE: PCP), has agreed to acquire all of the common stock of TIMET for $16.50 per share in cash. The total equity value of the transaction is approximately $2.9 billion. The cash consideration represents a premium of 36% over the 30-day average of TIMET shares and a 44% premium to the closing price of TIMET shares on November 8, 2012.

Under the terms of the merger agreement, PCC will commence by November 20, 2012 an all-cash tender offer to acquire 100 percent of the outstanding common stock of TIMET for $16.50 per TIMET share, net to the tendering holder in cash. PCC will acquire any TIMET shares that are not purchased in the tender offer in a second-step merger, at the same price per share paid in the tender offer. Completion of the tender offer will be subject to certain customary conditions, including tender of the majority of the outstanding shares of TIMET common stock not owned by TIMET’s principal stockholders, Contran Corporation (“Contran”) and its affiliates, who in the aggregate own approximately 54% of the outstanding shares of TIMET common stock, and the receipt of anti-trust approvals in the United States and the EU. The tender offer is expected to be completed in December 2012, subject to fulfillment of the conditions. Contran and certain of its affiliates, who collectively hold 45% of the outstanding shares of TIMET common stock, have committed to tender their shares in the tender offer. There can be no assurance that the tender offer will be completed, or if completed, that it will be completed in December 2012.

The merger agreement has been approved by the PCC Board of Directors. TIMET’s board of directors established a special committee consisting of independent members of the board which, with the assistance of their legal and financial advisors, evaluated, negotiated, and determined that the merger agreement and the tender offer were advisable, fair and in the best interest of TIMET and its stockholders (other than Contran and its affiliates). The TIMET board of directors approved the merger agreement, following the recommendation of the special committee.

The merger agreement includes a “go shop” provision whereby the special committee of the TIMET board of directors, with the assistance of its independent advisors, will actively solicit superior acquisition proposals from third parties for 45 days following the signing of the merger agreement. TIMET does not intend to

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disclose developments with respect to this solicitation process unless and until the special committee has made a decision with respect to the alternative proposals, if any, it receives. No assurances can be given that the solicitation of superior proposals will result in an alternative transaction.

Morgan Stanley & Co. LLC is acting as financial advisor to the special committee of TIMET’s board of directors, and Weil, Gotshal & Manges LLP is acting as the special committee’s legal advisor.

40. On the news of the Proposed Transaction, Precision shares rose 4% in after-hours trading on the New York Stock Exchange, reflecting the market’s belief that Precision was receiving an excellent deal for TIMET.

41. The Proposed Transaction comes at a time when the Company’s stock price is undervalued but its prospects for growth and increased revenue are substantially increasing. The intrinsic value of the stock of TIMET is materially in excess of the value produced by the Tender Offer, giving due consideration to the prospects for growth and profitability of TIMET in light of its business and earning power in the present and future. TIMET insiders are well aware of the Company’s intrinsic value and that TIMET shares are undervalued. Precision recognized TIMET’s solid performance and potential for growth and determined to capitalize at the expense of the Company’s public shareholders.

42. Though the press release announcing the Tender Offer claims that the Proposed Transaction represents a premium of 36% over the 30 day trading average of TIMET shares and a 44% premium to the closing price of TIMET shares on November 8, 2012, TIMET’s stock had been trading at depressed levels for much of 2012. When compared to TIMET’s share price earlier this same year, the premium offered by the Proposed Transaction is basically zero (less than half of a 1% premium compared to TIMET’s stock price of $16.42 per share on January 19, 2012). Further, the Proposed Transaction represents a significant discount of 18% to where TIMET shares have traded within the last 18 months. (TIMET’s share price was valued as high as $20.30 per share on May 3, 2011.)

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43. The Proposed Transaction has been unfairly influenced by the demands of the Company’s largest shareholder, defendant H. Simmons, who through his affiliates, including Contran, owns approximately 54% of the outstanding shares of TIMET common stock, unduly influenced the Board in pushing for the approval of the Merger Agreement.

44. In order to complete the Tender Offer, the Merger Agreement requires the tender of the majority of the outstanding shares of Company common stock not owned or controlled by H. Simmons. In other words, of the approximately 46% of the Company not owned by H. Simmons or his affiliates, only half of those shareholders (23% of the Company’s outstanding shares) will be deciding the fate of the Company. However, this choice is illusory. In reality, the minority shareholders have no choice but to accept the current deal, since the majority shareholder, H. Simmons, has decided to liquidate his shares and sell his shares to Precision and to no other Company. To date, there is no evidence that the Company has been shopped to other bidders, and thus the minority shareholders have no other choice but to tender their own shares as part of the Proposed Transaction.

45. The Proposed Transaction is riddled with conflicts as H. Simmons controls not only the Company, but also controls a majority of the directors. As mentioned above, H. Simmons controls Valhi, Contran, NLI, Kronos, Keystone and CompX, which defendants admit may be considered affiliates of TIMET. As noted in paragraphs 12 through 17, above, six of the seven Individual Defendants are so intertwined with H. Simmons that he has undue influence over these directors. These directors are beholden to H. Simmons for their positions and perquisites in TIMET and the TIMET affiliates.

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46. Additionally, as noted in a November 12, 2012 Bloomberg article, D.A. Davidson & Co. financial analyst Avinash Kant wrote that the timing of the deal was likely due to uncertainty on capital gains tax rates in 2013. According to Kant, involving another bidder in the process would likely push the deal into 2013, which major shareholders would be against. J.P Morgan analyst Michael Gambardella echoed this observation, noting that the nature of the bid and the targeted 2012 year end completion “are critical factors for TIMET’s majority owner, 81 year old H. Simmons, in addressing tax, estate and succession planning concerns.” However, the rush to complete the deal in 2012 means that the Board did not adequately shop the company, resulting in a lower price for shareholders.

47. Moreover, the consideration offered for the Proposed Transaction did not value the potential synergies to Precision as a result of the TIMET/Precision combination. TIMET and precision have worked together for a number of years. In 2011, 15% of TIMET’s sales were to Precision.

48. Simply put, the Proposed Transaction is unfair to TIMET’s shareholders because the Individual Defendants agreed to allow Precision to acquire the Company for unfair and inadequate consideration at an inopportune time for TIMET’s shareholders. The Individual Defendants agreed to this transaction despite the fact that they are duty-bound to maximize shareholder value.

49. The Proposed Transaction is a blatant attempt by the Board to unfairly usurp from TIMET’s minority shareholders their proportionate interest in TIMET’s current value and in the future growth of TIMET’s business and future gains in TIMET stock. The Proposed Transaction, for grossly inadequate consideration, will deny plaintiffs and the other members of the class of their right to share proportionately in TIMET’s real current value and in the future success of TIMET.

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50. As a result of Defendants’ unlawful actions, Plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of the Company’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

The Proposed Transaction is a Sham to Allow the Company to Avoid the Repercussions of Two Recently Settled Shareholder Lawsuits

51. Additionally, the Proposed Transaction has been propitiously timed to escape the effects of recent settlements in two shareholder class action suits. On October 9, 2012, TIMET settled two related derivative class action suits: Louisiana Municipal Police Employees’ Retirement System v. Simmons, C.A. N. 7059-CS, pending in Delaware Chancery Court; and Bauman v. Simmons et al., Civil Action No. 11-3608, pending in the United States District Court for the Northern District of Texas (collectively, the “derivative suits”).

52. The derivative suits alleged that H. Simmons, who dominates the Board and who controls 54% of TIMET through stock owned by him and his affiliated companies, repeatedly pushed TIMET into costly transactions for the benefit of other companies he owns or controls. These questionable moves included below-market-rate loans made to the related companies, complex insurance arrangements and other cost-sharing programs, and situations where TIMET overpaid for stock in its sister companies.

53. For example, in 2011 TIMET purchased over $28 million in Valhi, Inc. (“Valhi”) stock, an entity almost entirely owned by H. Simmons and his family. The derivative suits alleged that these stock purchases were made at an inflated price of $50 per share to drive up Valhi’s stock price. In another example, in 2008 TIMET loaned Contran $16.7 million to purchase stock in an unaffiliated company, but the loan came at a below-market interest rate of 1.75%.

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – PAGE 18

54. TIMET’s settlement of the derivative suits included a “substantial strengthening” of TIMET’s related party transaction policy and the creation of an independent committee of directors to review prior deals identified in the derivative suits. The investigation must take place within ninety days of the date of the settlements, and a report regarding any misconduct must be provided by January 31, 2013 and published in the Company’s proxy. If any related party deals are found to be unreasonable, the committee is authorized to take corrective measures to remedy the problems, which may include revising certain loans and transactions. The settlement also requires the creation of an audit committee of independent directors to consider future related party deals, an improvement over the prior policy which had no board-level oversight.

55. With the announcement of the Proposed Transaction, announced exactly one month after the settlement of the derivative suits, the Individual Defendants are essentially attempting to dodge all responsibility related to the settlements. The Tender Offer is scheduled to commence on November 20, 2012, and will close through a second step merger by the end of 2012. With the completion of the Tender Offer, TIMET and the Board’s responsibility with respect to the settlements will be extinguished. Thus, the Proposed Transaction is a sham, being affected to avoid the Individual Defendant’s obligations under the settlements.

The Proposed Transaction’s Preclusive Deal Provisions

55. Furthermore, and in violation of the duty of the Individual Defendants to maximize shareholder value, the Merger Agreement contains terms designed to favor the Proposed Transaction and deter alternative bids.

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – PAGE 19

56. First, the Merger Agreement provides Precision with certain devices that practically ensure the consummation of the Proposed Transaction and preclude the development of a superior proposal.

57. For instance, Defendants have agreed to a termination fee which may require TIMET to pay a fee as high as $101 million, or approximately 3.5% of the Proposed Transaction value, to Precision in the event that TIMET accepts a competing proposal or otherwise terminates the Proposed Transaction (the “Termination Fee”). This Termination Fee is especially unfair since the Company was not shopped to other potential bidders prior to entering into the Merger Agreement.

58. H. Simmons, through Contran and other affiliates he owns and/or controls, has also entered into Support Agreements (the “Support Agreements”) with Precision, pursuant to which he has agreed to tender all shares now held in the Company, and vote such shares in support of the Proposed Transaction and against any takeover proposal (i.e. a competing proposal by a third party). As stated above, H. Simmons and his affiliates own approximately 54% of TIMET stock.

59. The Merger Agreement purports to include a “go-shop” period, whereby the special committee of the Company’s Board will actively solicit superior acquisition proposals from third parties for up to 45 days following the signing of the Merger Agreement. However, the Merger Agreement includes a matching rights provision which effectively renders the go-shop toothless, since the Company is required to notify Precision within 24 hours of receiving a takeover proposal, and Precision is permitted to match any such proposals within five business days of the making of any such offers. In light of these matching rights, third party bidders are unlikely to come forward with a bid for TIMET, as Precision is expressly provided the chance to match any takeover proposals.

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – PAGE 20

60. Given the nature of the Support Agreements, the go-shop is illusory and is unlikely to lead to a superior offer from a third party. Pursuant to the terms of the Support Agreement, the parties that entered into the Support Agreements, namely H. Simmons and his affiliates, are not permitted in their capacities as shareholders to solicit, initiate, seek or knowingly facilitate or encourage any inquiries regarding a takeover proposal (i.e. a competing proposal by a third party). These parties may only participate in talks related to a takeover proposal if, in their capacities as directors or officers of the Company, they notify an independent director of the Company of a takeover proposal and the Company has already engaged in discussions with the entity making the takeover proposal. However, given the fact that H. Simmons, in his capacity as a shareholder has entered into the Support Agreements, committing 54% of the Company’s shares in favor of the Proposed Transaction and further committing to vote against any takeover proposals, it is highly unlikely that a third party would be interested in attempting to submit a bid for the Company.

61. Unless the Proposed Transaction is enjoined by this Court, the Defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiff and the Class, will consummate and close the Proposed Transaction complained of, and will deny Class members their fair proportionate share of TIMET’s valuable assets and businesses, all to the irreparable harm of the Class.

62. Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein and have no adequate remedy at law.

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – PAGE 21

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

63. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public shareholders of TIMET and owe plaintiff and the other members of the Class duties of good faith, fair dealing, loyalty and full and candid disclosure.

64. By virtue of their positions as directors and/or officers of TIMET, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause TIMET to engage in the practices complained of herein.

65. Where the transaction is a self-interested director transaction, or which involves a controlling shareholder, as in the present matter, the Board has the duty to insure that the process and price are entirely fair.

66. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to wrongfully benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – PAGE 22

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders,

67. H. Simmons, as a controlling shareholder, owes fiduciary duties to the minority of loyalty and due care.

68. As stated above, the Proposed Transaction was tainted by the fact that many, if not all, of the Individual Defendants, including H. Simmons, have an interest in avoiding issuing a report pursuant to the requirements of the settlement of the derivative suits, which may implicate them in self-dealing transactions. Specifically, should an independent committee of directors determine that corrective measures are required to remedy past self-dealing transactions, and corrective measures are taken which modify the self-dealing transactions, the related entities owned by H. Simmons may be negatively affected.

69. Further conflicts of interest exist in the fact that the directors of TIMET are also officers and/or directors of H. Simmons’s related entities. Thus, these directors are conflicted in finding that H. Simmons has engaged in self-dealing related party transactions which have benefitted his related entities but damaged TIMET.

70. Additionally, the price of the Proposed Transaction is unfair, in that it is based upon a stock price which has been weakened by H. Simmons’s self-dealing transactions, which has benefitted his related entities but has damaged TIMET.

71. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated and/or aided and abetted violations of duties owed to Plaintiff and the other public shareholders of TIMET, including their duties of loyalty,

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – PAGE 23

good faith, independence and candor, insofar as they engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by Plaintiff or the Class. In so doing, the Individual Defendants acted in bad faith, with a corrupt motive, and dishonestly.

FIRST CAUSE OF ACTION

CLAIM FOR BREACHES OF FIDUCIARY DUTIES

AGAINST THE INDIVIDUAL DEFENDANTS

72. Plaintiff repeats and re-alleges each allegation set forth herein.

73. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of TIMET.

74. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in TIMET.

75. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of TIMET because, among other reasons, they failed to take steps to maximize the value of TIMET to its public shareholders.

76. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

77. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of TIMET assets and businesses and have been and will be prevented from obtaining a fair value for their common stock.

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – PAGE 24

78. The Individual Defendants are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

79. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

AGAINST PRECISION FOR

AIDING AND ABETTING BREACHES OF FIDUCIARY DUTIES

80. Plaintiff repeats and re-alleges each allegation set forth herein.

81. Precision knowingly assisted, by reason of their status as parties to the Proposed Transaction, and their possession of non-public information, and have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Precision.

82. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been, and will be prevented from obtaining, a fair price for their shares.

83. Plaintiff and the Class have no adequate remedy at law.

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – PAGE 25

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in plaintiffs favor and in favor of the Class and against defendants, as follows:

A. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the Class Representative;

B. Enjoining defendant from proceeding with the Proposed Transaction;

C. Directing the Individual Defendants to exercise their fiduciary duties to maximize shareholder value in any proposed sale of the Company;

D. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: November 19, 2012		THE BRISCOE LAW FIRM, PLLC WILLIE C. BRISCOE State Bar No. 24001788

By:
8117 Preston Road, Suite 300
Dallas, TX 75225
Telephone: 214-706-9314
Facsimile: 214-706-9315
wbriscoe@thebriscoelawfirm.com

SAXENA WHITE P.A.
Joseph E. White, III
Jonathan M. Stein
Lester R. Hooker
Adam D. Warden
2424 North Federal Highway, Suite 257
Boca Raton, Florida 33431
Tel: (561) 394-3399
Fax: (561) 394-3382

Attorneys for Plaintiff

SHAREHOLDER PETITION FOR BREACH OF FIDUCIARY DUTY – PAGE 26